United States securities and exchange commission logo





                             September 22, 2023

       Brian Armstrong
       Chief Executive Officer
       Coinbase Global, Inc.
       c/o The Corporation Trust Company
       1209 Orange Street
       Wilmington, DE 19801

                                                        Re: Coinbase Global,
Inc.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            Filed February 21,
2023
                                                            Form 10-Q for the
period ended June 30, 2023
                                                            Filed August 3,
2023
                                                            Form 8-K filed
January 10, 2023
                                                            Form 8-K filed May
4, 2023
                                                            File No. 001-40289

       Dear Brian Armstrong:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing proposed disclosure in response to our comments or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the year ended December 31, 2022

       General

   1. We note that you have recently entered into a new agreement with Circle Internet
                                                        Financial. Please file
that agreement as a material contract or explain why you are not required to do so.
 Brian Armstrong
FirstName LastNameBrian   Armstrong
Coinbase Global, Inc.
Comapany 22,
September NameCoinbase
              2023       Global, Inc.
September
Page 2    22, 2023 Page 2
FirstName LastName
Cover Page

2. Please revise your filing to provide the address of your principal executive offices.
Part I
Item 1. Business, page 7

3. Please provide greater details regarding your users and describe the use of digital engagement practices in connection with your platform, including, as examples, only, behavioral prompts, differential marketing, game-like features and other design elements or features designed to engage with retail investors. Please also address the following, without limitation:
             Specifically describe the analytical and technological tools and methods you use in connection with such practices and your use of technology to develop and provide investment education tools;
             Clarify whether any of such practices encourage retail investors to invest in different products or change investment strategies;
             Clarify whether you use any optimization functions (e.g., to increase platform revenues, data collection and customer engagement);
             To the extent your use of any optimization functions may lead to potential conflicts between your platform and investors, please add related risk factor disclosure; and
             Describe in greater detail your data collection practices or those of your third-party service providers.
         Please include a separate risk factor discussing the current and potential future regulatory risks associated with your use of digital engagement practices. In that regard, please consider the SEC's request for information and public comment on matters related to the use of such practices made on August 27, 2021.
Our Business, page 7

4. We note your disclosure that your customers are represented in over 100 countries, with the largest concentration in the United States of roughly 40%, followed by the UK/Europe of roughly 25%. We also note from your disclosure of revenue by geographic location on page 157, that revenues from customers domiciled in the United States has increased from approximately 75% in 2020 to 80% in 2021 to 84% in 2022. In order to provide investors with how your customer base is developing and driving your business results, please enhance your disclosure to present, for the periods presented, customers by type and country in a table format, disaggregating for 10% or more individually and disclose in a footnote the countries combined in "Other." Provide us with your proposed disclosure.
Coinbase Overview, page 7

5.       Please substantiate or revise your disclosure that your products and
services are    safe    and
            trusted.
 Brian Armstrong
FirstName LastNameBrian   Armstrong
Coinbase Global, Inc.
Comapany 22,
September NameCoinbase
              2023       Global, Inc.
September
Page 3    22, 2023 Page 3
FirstName LastName
6. Please provide support in a footnote to your BTC Price chart explaining where the data comes from or how it was derived.
Consumers
Coinbase App, page 8

7. Please revise to disclose material terms of your staking program, including, but not limited to:
             Which crypto assets are used for staking;
             The size of staked crypto assets;
             How staking rewards are calculated;
             Whether staked crypto assets can be used or allocated, and if so how;
             Whether you take custody of or hold staked crypto assets; and
             Any risks associated with staking and the impact of those risks to investors.
         In responding to this comment, please include a materially complete description of the program.
8. We note that in addition to operating staking nodes, upon customers instructions, you
         may delegate your customers    assets to third-party service
providers. Please disclose the
         material terms of your agreements with the third-party service providers you reference and identify them. In addition, please separately disclose any revenue from users of your platform staking and delegating their crypto assets to your validator nodes, and, as applicable, to third-party validators.
9. Please revise to include a comprehensive breakeven analysis for your validator operations that compares the cost to earn one crypto asset with the value of the crypto asset.
Coinbase Wallet, page 9

10. We note that you offer both a custodial solution with the Coinbase application and self-
         custodied solution with Coinbase Wallet. We also note that your web3
wallet    shares the
         responsibility of knowing and storing the customer   s security key
between the consumer
         and Coinbase,    while your Coinbase Wallet gives consumers sole
control over their
         private keys and seed phrase. We further note your disclosures on pages 12, 47, 64 and
         102 regarding your custodial practices, including that you hold customer custodial funds and cash and cash equivalents at certain third-party banks. Please revise to further describe your custodial practices for crypto assets, including the items below:
             Discuss the risks and benefits associated with your web3 wallet versus the Coinbase
             Wallet;
             Discuss what portion of the crypto assets are held in hot wallets and cold wallets, respectively, and whether there are differential storage practices with regard to
             Coinbase's own crypto asset holdings versus customers   ;
             Disclose the geographic location where the crypto assets are held in cold wallets and how the private keys are located;
             Identify any custodians and discuss the material terms of any agreements you have
 Brian Armstrong
FirstName LastNameBrian   Armstrong
Coinbase Global, Inc.
Comapany 22,
September NameCoinbase
              2023       Global, Inc.
September
Page 4    22, 2023 Page 4
FirstName LastName
              with them;
                Identify the person(s) that have access to the crypto assets and whether any persons
              (e.g., auditors, etc.) are responsible for verifying the existence thereof. Also clarify whether any insurance providers have inspection rights associated with the crypto assets held in storage;
                Identify the person(s) that have the authority to release the proceeds from your wallets; and
                Discuss how the existence, exclusive ownership and software functionality of private digital keys and other ownership records are validated by the relevant parties.
Institutions
Coinbase Prime, page 9

11.      We note your disclosure that you    may seek to provide advanced risk
management
         services where Coinbase acts principally to facilitate transactions. Please revise to describe the services that you refer to.
Trusted Crypto Platform, page 11

12. We note your disclosure on page 8 that your consumers are represented in over 100
         countries, and your statement in this section that you have    robust
know-your-customer
         and anti-money laundering programs.    Please revise to disclose:
             Whether all Coinbase products and services are available to all customers regardless of jurisdiction, or any limitations on offerings in certain jurisdictions;
             More detailed description of your KYC and AML programs;
             How Coinbase ensures compliance with laws and regulations in the various jurisdictions in which it operates or offers products and services;
             Any material risks you face from unauthorized or impermissible customer access to your products and services outside of those jurisdictions; and Any material risks you face related to the assertion of jurisdiction by U.S. and foreign
             regulators and other government entities over crypto assets and crypto asset markets.
Part II
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 98

13. Please enhance your Management's Discussion and Analysis of Financial Condition and
         Results of Operations to provide a more fulsome discussion of the underlying drivers, correlations between drivers and impact to trends and changes thereof, that impact your financial condition, results of operations and cash flows. For example, we note the following:
             Consumer transactions were approximately 95% of net revenue in both 2022 and
              2021 but only 20% of trading volume in 2022 compared 32% in 2021.
             Institutional trading volume declined less than consumer trading despite the decrease in crypto asset volatility of 32% for the year ended December 31, 2022, and no
 Brian Armstrong
FirstName LastNameBrian   Armstrong
Coinbase Global, Inc.
Comapany 22,
September NameCoinbase
              2023       Global, Inc.
September
Page 5    22, 2023 Page 5
FirstName LastName
              significant change in the mix of trading volume or transaction revenue by crypto asset type.
                Your discussion does not address how and if consumer and institutional products, as discussed on pages 8 thru 10 impact operating metrics and results.
                Your discussion does not address how and if the more than 100 countries in which customers participate impact operating metrics and results.
                You disclose that the decline in transaction revenue is attributable to declines in trading volume, crypto market capitalization, average crypto prices and volatility which appear to be correlated but do not discuss the reason and or cause for the related declines.
                You disclose a number of factors that contribute to changes in crypto asset prices and crypto asset volatility, including, but not limited to, changes in the supply and demand for a particular crypto asset, crypto market sentiment, macroeconomic factors, utility of a particular crypto asset, and idiosyncratic events, but you do not address the impact to operating metrics and results.
                Your quantitative disclosure of revenue is on a total combined basis whereas your key business metrics discussion is disaggregated between consumer and institutional.
                Interest income increased from $26 million in 2021 to $327 million and 10% of total revenue in 2022 but your discussion does not address the impact to future (interest income) trends.
Results of Operations, Comparison of the years ended December 31, 2022 and 2021 Operating Expenses, page 108

14. Please enhance your disclosures to further disaggregate transaction expense, technology and development, general and administrative and other operating expenses net to provide investors with a quantified understanding of significant underlying components of these line items that are material to your operations. Your current disclosures only provide an explanation of the year-over-year change and the nature of and drivers of current year activity are unclear. Further, enhance your disclosures to clarify the impact of material changes on future operating trends. Refer to Item 303(b)(2) of Regulation S-K and Section
         III.D of SEC Release No. 33-6835. Provide us with your proposed disclosure.
Non-GAAP Financial Measure, page 111

15.      We note your non-GAAP measure of Adjusted EBITDA which you disclose you use
         to evaluate your ongoing operations and for internal planning and forecasting purposes, including that you believe that Adjusted EBITDA may be helpful to investors because it provides consistency and comparability with past financial performance. We also note that Adjusted EBITDA is calculated as net loss or income, adjusted to exclude provision for or benefit from income taxes, depreciation and amortization, interest expense, crypto asset borrowing costs, stock-based compensation expense, crypto asset impairment, net, impairment on investments, net, other impairment, non-recurring Direct Listing expenses, restructuring, change in unrealized foreign exchange, fair value gain or loss on
 Brian Armstrong
FirstName LastNameBrian   Armstrong
Coinbase Global, Inc.
Comapany 22,
September NameCoinbase
              2023       Global, Inc.
September
Page 6    22, 2023 Page 6
FirstName LastName
         derivatives, non-recurring legal reserves and related costs, and other adjustments, net.
         Please address the following:
             Please tell us how your adjustment for crypto asset impairment, net, in your non-
             GAAP measure Adjusted EBITDA is a non-recurring charge as the volatility of your crypto assets appear to be triggering frequent impairment charges for these ASC 350 intangible assets. In your response, tell us your consideration of the following:
               o Your disclosure on page 69 (and page 123 of your 10-Q for the quarter ended
                   June 30, 2023) that you may continue to record impairment charges on the crypto assets you hold due to the high volatility in crypto asset prices and the crypto economy.
               o Your disclosure of the recurrence of these impairment charges on page 162 as gross impairment charges of $757.3 million, $329.2 million and $8.4 million during the years ended December 31, 2022, 2021 and 2020 respectively, due to the observed market price of crypto assets decreasing below the carrying value during the respective periods.
               o The high likelihood that these crypto impairment charges will recur due to volatility in relation to Rule 100(b) of Regulation G, and Question 100.01 of the
                   Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
             Also tell us how your non-GAAP adjustments to Adjusted EBITDA for crypto asset borrowing costs, impairment on investments, fair value gain or loss on derivatives, and other adjustments, net, are consistent with Questions 100.01 of the
             Non-GAAP Financial Measures C&DI and Item 10(e)(1)(i) of Regulation S-K,
             including how they are not indicative of your financial performance considering purchase of investments, including crypto, are recurring, and that you are the principal in the sale of crypto assets as an accommodation to customer transactions.
Liquidity and Capital Resources
Crypto Assets, page 113

16. You disclose in the third footnote to the table of crypo assets disaggregated by cost and fair value on page 114 that your price exposure on Bitcoin and Ethereum held as investments was hedged with futures contracts in the fourth quarter of 2022. Please tell us how you accounted for the fair value changes in Bitcoin held with cost of $89.9 million and fair value of $85.8 million, whereas Ethereum held had cost of $43.7 million and fair value of $50.8 million at December 31, 2022. Also tell us if these are the Nano Bitcoin
         Futures and Nano Ethereum Futures on your Coinbase Derivatives Exchange, as disclosed on page 10, and how these crypto asset futures are accounted for in your Derivatives designated as hedges accounting policy on page 140.
Cash Flows, page 117

17. Your disclosure of net cash provided by/used in operating, investing and financing activities appears to repeat information already provided in the statement of cash flows.
         Please provide us with a quantitative and qualitative analysis of the drivers of the change
 Brian Armstrong
FirstName LastNameBrian   Armstrong
Coinbase Global, Inc.
Comapany 22,
September NameCoinbase
              2023       Global, Inc.
September
Page 7    22, 2023 Page 7
FirstName LastName
         in cash flows between periods and impact to future trends to provide a sufficient basis to understand changes in cash between periods. Refer to Item 303(b)(1) of Regulation S-K and Sections 1.B. and IV.B. of Release No. 33-8350 and Release No. 33-10890 for
         guidance.
Critical Accounting Policies and Estimates, page 118

18. We note that your use of estimates policy, in your summary of significant accounting policies in Note 2 on page 133, discloses items for which the underlying carrying value and valuation involves critical estimates or assumptions, in addition to the revenue recognition, business combinations and income taxes already disclosed. Please tell us the following:
             Tell us why you excluded these other "use of estimate" items from your critical accounting estimates;
             In your response, for all identified critical accounting estimates or assumptions, provide the following:
                o include why you determined each has had or could have a significant impact on your financial statements;
                o the key quantitative inputs and qualitative adjustments made to the baseline estimates;
                o why each critical accounting estimate is subject to uncertainty;
                o how much each estimate and/or assumption has changed over the relevant period; and
                o the sensitivity of the reported amount to the methods, assumptions and estimates underlying its calculation.
         Refer to Release No. 33-8350 Interpretation: Commission Guidance Regarding
         Management's Discussion and Analysis of Financial Condition and Results of Operations
         and Item 303(b)(3) of Regulation S-K.
Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 120

19. You identify interest rate risk, foreign currency risk, market volatility and other risks associate with derivatives, equity investment risk, and the market price of crypto assets as market risk that could impact future financial operating results. The quantitative information you have disclosed in your sensitivity analysis from these market risk exposures does not capture the impact or align with your historical results. Instruction
         3(A) under paragraph 305(a)(1)(ii) to the "Instructions to paragraph 305(a)" of Item 305 of Regulation S-K states that registrants should select hypothetical changes in market rates and prices that are expected to reflect reasonably possible near-term changes in those rates and prices. Please enhance your disclosures to address the following:
             Tell us how your hypothetical 100 basis point increase or decrease in interest rates at
             December 31, 2022, would have had a $191.3 million increase or decrease in total revenue.
             Tell us how your disclosure expresses the potential loss (or gain) in future earnings, fair values or cash flows as stipulated in paragraph (A) of the guidance referenced
 Brian Armstrong
FirstName LastNameBrian   Armstrong
Coinbase Global, Inc.
Comapany 22,
September NameCoinbase
              2023       Global, Inc.
September
Page 8    22, 2023 Page 8
FirstName LastName
             above.
               Tell us your consideration for providing average, high, and low sensitivity analysis amounts over multiple periods as indicated in Instructions 1A and 1B to Item 305(a)
             of Regulation S-K.
             Tell us whether you believe the 100 basis point increase or decrease in interest rates is reasonably possible in the near-term as stipulated in Instruction 3A to Item 305(a)
             of Regulation S-K, specifically explaining whether you believe a decrease in interest rates is reasonably possible given the current levels of inflation and actions taken by the Federal Reserve Board.
         Provide us with your proposed disclosures.
Consolidated Balance Sheets, page 127

20. We note from your balance sheet presentation and line item description of Customer crypto assets and Customer crypto liabilities and footnote 1 that these accounts relate to safeguarding assets and safeguarding liabilities, respectively. Please revise your line item descriptions on the face of the balance sheets to present "safeguarding assets" and
         "safeguarding liabilities" to reflect the nature and character of this liability and offsetting asset (e.g., the current descriptions may suggest that you have control).
Consolidated Statements of Operations, page 128

21. We note that gross crypto asset impairment expense and related crypto gains and losses were significant to net loss for the periods ending June 30, 2023 and December 31, 2022.
         Please tell us how you determined that separate line items for these crypto activities were not required under Rule 5-03(b) of Regulation S-X.
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies, page 133

22. You disclose that you made a change in your presentation of customer custodial cash liabilities from operating activities, to present them as financing activities within its consolidated statements of cash flows. Please tell us your basis for this determination, including the authoritative guidance you considered.
Crypto assets held, page 138

23. You disclose that you participate in networks with proof-of-stake consensus algorithms, through creating or validating blocks on the network using the staking validators that it controls, that you offer both your consumer and institutional customers the opportunity to earn rewards on their crypto assets held and related rewards received are recognized as blockchain rewards revenue and related rewards paid to users recognized as transaction expenses. Please tell us if you stake your crypto assets held and if so, how the rewards are recognized in your financial statements.
24. Please clarify for us the principal market or exchange you use to measure fair value of the
 Brian Armstrong
Coinbase Global, Inc.
September 22, 2023
Page 9
         various types of crypto assets that you hold or trade in.
25. Please tell us the business purpose for holding crypto assets. Specifically provide whether they are held for sale in the ordinary course of business.
Segment Reporting, page 143

26. We note your disclosure that you operate as one operating segment and one reportable segment. Under long-lived assets on page 139 of Note 2, you disclose that you test goodwill for impairment at the reporting unit level. We also note your business prioritization efforts in your 2022 restructuring in Note 3, the significant acquisitions in
         Note 4, and your 2023 restructuring as a subsequent event in Note 22. Please tell us why you have only one operating and reporting segment and reference for us the authoritative literature you rely upon to support your disclosure. In your response, at a minimum, ensure that you address the following:
             Tell us your reporting unit(s) you identified for goodwill impairment testing purposes.
             Tell us whether your reporting unit(s) are consistent with the "business prioritization efforts" identified in your 2022 and 2023 restructuring and significant acquisition disclosures. If not, separately tell us your planned reporting units.
             Tell us your consideration for expanding your one reportable segment given your new business prioritization strategy.
Note 5. Revenue, page 153

27. You disclose that you earn income on fiat funds under a revenue sharing arrangement with the issuer of USDC, pursuant to which the Company shares any interest income generated from USDC reserves pro rata based on (i) the amount of USDC distributed by each respective party and (ii) the amount of USDC held on each respective
party   s platform.
       Please address the following:
           Tell us the recognized accounts related to this revenue sharing agreement for the periods presented.
           Tell us the terms of the arrangement, including maximum exposure to loss, maximum fiat funding requirements, holding term requirements that would impact your ability
            to exchange and/or redeem for cash, collateral rights and
obligations and if interest
            income earned is received in cash, USDC or crypto, including amounts received
            and/or outstanding for the periods presented.
           Tell us how customers earn USDC rewards, uses of and if available to all customers.
           Tell us what the impact of the underlying USDC market cap is on your ability to earn interest income.
FirstName LastNameBrian Armstrong
28. For any revenue stream, other than those where you have disclosed you are the principal,
Comapany    NameCoinbase
       please                 Global,
               tell us if you use yourInc.
                                       own crypto at any point during the
lifecycle of the
       transaction.
September   22, 2023 Page 9
FirstName LastName
 Brian Armstrong
FirstName LastNameBrian Armstrong
Coinbase Global, Inc.
Comapany 22,
September NameCoinbase
             2023       Global, Inc.
September
Page 10 22, 2023 Page 10
FirstName LastName
Note 6. Accounts and Loans Receivable, net of allowance, page 157

29. We note your disclosure on page 166 that for crypto asset loans receivables, you require borrowers to post collateral held on your platform, that you may have the right to use the collateral, and if you do have the right to use the collateral, or if the collateral is fiat, you record the collateral as an asset with a corresponding obligation to return collateral. Please address the following:
             Tell us the collateral provisions of crypto asset loan receivables for the periods presented; and
             Tell us the carrying value of crypto asset loan receivables for which you have the right to use the underlying collateral, the carrying value of the underlying collateral asset and corresponding obligation to return collateral including the related balance sheet accounts where the collateral asset and liability are recognized.
30. You disclose that for institutional crypto asset loans where collateral is held by the borrower in its crypto asset wallet on your platform, that due to the collateral requirements, your process for collateral maintenance, and collateral held on platform, your credit exposure is significantly limited and no allowance against loans receivable was recorded. Please tell us how you address the risk of a customer absconding with the collateral upon default since the collateral is held in the borrowers' crypto asset wallet.
31. We note that interest and other receivables increased from $85.2 million at December 31,
         2021 to $223.4 million as of December 31, 2022. Please tell us what comprises the balance of interest and other receivables for the periods presented, including the underlying terms and when you expect to collect these receivables.
Note 9. Goodwill, Intangible Assets, Net and Crypto Assets Held
Goodwill, page 160

32. We note you disclosed that you did not record any goodwill impairment expense for the periods presented. Please tell us how you evaluated goodwill for impairment during 2022 including your consideration of the qualitative factors assessed under ASC 350-20-35-3C and if you performed Step 1 and /or Step 2 of the goodwill impairment test under ASC
         350-20-35, please provide us the results of those tests in your response.
Crypto assets held, page 162

33. Please provide us the following that reconciles to the consolidated balance sheet, consolidated statements of operations, consolidated statements of cash flows, including supplemental non-cash activity, Other operating expense, net activity as disclosed on page
         109, as well as in your liquidity and capital resources crypto assets disclosures on page
         114:
             Rollfowards for each and in total, of crypto assets held, crypto assets borrowed and accounts and loans receivable denominated in crypto assets.
             Crypto assets pledged as collateral by you and distinguish between collateral where
 Brian Armstrong
Coinbase Global, Inc.
September 22, 2023
Page 11
              the lender has the right to use the collateral and the related collateral receivable and collateral where the lender does not have the right to use.
Note 10. Customer Assets and Liabilities, page 163

34. You disclose that under the terms of your safeguarding obligation that you may be liable to your customers for losses arising from theft, other misuse including loss of private keys but that you have no reason to believe you will incur any expense associated with such potential liability because you have no known or historical experience of claims to use as a basis of measurement. Please address the following:
             Tell us the terms under which you may be liable for losses, including how you define theft considering the various customer lawsuits alleging theft and fraud from their
              Coinbase accounts.
             Confirm to us that you have not paid any customers for loses related to accounts held at Coinbase that are or would have been within the scope of SAB
121.
         Refer to footnote 9 of SAB 121.
Note 13. Indebtedness, page 166

35. We note that in connection with the issuance of the convertible notes in 2021, you entered into capped call agreements to reduce the potential dilution to holders of your common stock upon conversion of the convertible notes. Please address the following:
             Provide us with a summary of the key terms of these agreements, including provisions that could cause adjustments to the initial strike and cap prices and any provisions that could affect your ability to choose net cash settlement or settlement in shares. Correspondingly address how your evaluation of these terms led you to determine that equity classification would be appropriate pursuant to ASC 815-40.
             Tell us what will happen under the terms of the capped calls when notes are converted and if they reduce dilution to potential holders of your common stock.
Form 10-Q for the period ended June 30, 2023

Part I - Financial Information
Item 1. Financial Statements
Notes to Condensed Consolidated Financial Statements
Note 11. Collateral, page 33

36. You disclose that if the lender has the right to use the collateral or if the collateral is fiat, you present the collateral pledged as a right to receive the collateral which is recognized in prepaid expenses and other current assets. We note that the line-item caption in prepaids
FirstName LastNameBrian Armstrong
       only states assets pledged as collateral with no reference to a right to receive the
Comapany    NameCoinbase
       collateral.  Please tellGlobal,
                                us the Inc.
                                       location on the balance sheet of the
assets pledged as
       collateral
September  22, 2023thatPage
                       the lender
                            11 has the right to use.
FirstName LastName
 Brian Armstrong
FirstName LastNameBrian Armstrong
Coinbase Global, Inc.
Comapany 22,
September NameCoinbase
             2023       Global, Inc.
September
Page 12 22, 2023 Page 12
FirstName LastName
Note 19. Commitments and Contingencies, page 48

37. We note your disclosure on page 50, that in June 2023, you were issued notices, show-
         cause orders, and cease-and-desist letters, and became the subject of various legal actions initiated by U.S. state securities regulators in the states of Alabama, California, Illinois,
         Kentucky, Maryland, New Jersey, South Carolina, Vermont, Washington and Wisconsin
         alleging violations of state securities laws with respect to staking services provided by
         Coinbase, Inc. and that in July 2023, you entered into agreements with state securities regulators in California, New Jersey, South Carolina and Wisconsin, pursuant to which customers in those states will no longer be able to stake new funds, in each case pending final adjudication of the matters. You also disclose that an adverse resolution could have a material impact on your business and financial statements. Please tell us the staking revenues and related transaction expenses for the periods presented.
Part II - Other Information
Item 1A. Risk Factors, page 74

38. Please describe any material financing, liquidity, or other risks you face related to the impact that the current crypto asset market disruption has had, directly or indirectly, on the value of the crypto assets you use as collateral or the value of your crypto assets used by others as collateral.
39. To the extent material, please describe any of the following risks due to disruptions in the crypto asset markets:
             Risk from depreciation in your stock price;
             Financing risk, including equity and debt financing; and Risk of increased losses or impairments in your investments or other assets.
The Most Material Risks Related to our Business and Financial Position
We have in the past, and may in the future, enter into partnerships..., page 79

40. We note your disclosure that you have entered into partnerships or joint ventures with third parties, such as the issuer of USDC, where you or your partners receive and hold customer funds, and that you routinely route customer orders to third-party exchanges or other trading venues by holding cash and other crypto assets with such third-party exchanges or other trading venues in order to effect customer orders. Please revise to describe the criteria you use in selecting these counterparties for transactions, and include a discussion of risks related to counterparty exposure.
A particular crypto asset, product or service's status as a "security"..., page
92

41.      We note your disclosure on page 16 of your Form 10-K for the fiscal year ended
         December 31, 2022 that "the [SEC]...[has] stated that certain digital assets or digital asset products may be classified as securities under U.S. federal and state laws - however, there has not been definitive guidance on this point." We also note your risk factor
 Brian Armstrong
FirstName LastNameBrian Armstrong
Coinbase Global, Inc.
Comapany 22,
September NameCoinbase
             2023       Global, Inc.
September
Page 13 22, 2023 Page 13
FirstName LastName
         disclosure under this heading that "there is no certainty under the applicable legal test whether particular crypto assets, products or services are not securities." Please remove or revise these statements in light of the fact that the Commission has identified numerous crypto assets as securities, the legal tests are well-established by U.S. Supreme Court case law, and the Commission and staff have issued reports, orders and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.
42. We note the statements that the legal test for determining whether any given crypto asset, product or service is a security is a highly complex, fact-driven analysis that "evolves over time," that it is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff and that "it is difficult to predict the direction or timing of any continuing
         evolution" of the SEC   s views with regard to crypto. Please remove
these statements
         as the legal tests are well-established by U.S. Supreme Court case law and the
         Commission and staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.
43. We note your disclosure under this risk factor that you may issue cbETH tokens. Please revise to provide a materially complete description of the cbETH tokens, including without limitation their purpose, mechanics and utility.
The theft, loss, or destruction of private keys required to access any crypto assets..., page 101

44. Please revise to describe the terms and provisions of your insurance policies, including insurance policies covering the crypto assets that you hold on behalf of customers in wallets in your custody or with third-party custodians, including, the amount of coverage, term, termination provisions, renewal options and limitations on coverage.
Other Risks Related to Our Business and Financial Position
Because our long-term success depends, in part, on our ability to expand..., page 104

45. We note recent news articles discussing your suspension of trading of certain stablecoins in Canada. Please update your disclosure and describe any potential material adverse effect this suspension may have on your business, operating results, financial condition, or cash flows.
Other Risks Related to Our Business and Financial Position
We launched a beta of Coinbase NFT..., page 107

46. We note here that you launched a beta of Coinbase NFT in April 2022. Please disclose its current functionality and revise to explain in further detail the following with respect to your NFT marketplace:
             Your plans for future phases of the NFT marketplace, including a timeline and estimated costs associated with further developing the
marketplace;
             Whether you provide custody services for holders of NFTs;
 Brian Armstrong
FirstName LastNameBrian Armstrong
Coinbase Global, Inc.
Comapany 22,
September NameCoinbase
             2023       Global, Inc.
September
Page 14 22, 2023 Page 14
FirstName LastName
                How Coinbase NFT operates and specifically the services and activities provided, and how Coinbase NFT interacts with the blockchain;
                The type of fee received (e.g. fiat or crypto) and how it is determined; and
                Your process for approving NFTs for listing on your marketplace and what role you play in price discovery or other disclosure regarding the particular NFTs that are traded.
We provide secured loans to our customers..., page 110

47. We note your disclosure that Coinbase engages in a number of activities around the lending and borrowing of crypto assets. We also note the closure of Coinbase Borrow in
         May 2023. Please update and expand your disclosure to provide a materially complete description of your lending and borrowing activities, including the sources of the crypto assets and the relevant terms of the arrangements. For example purposes only:
             Clarify whether you originate only cash and crypto asset-collateralized loans or whether you also originate unsecured loans or loans secured by other assets, and if so, disclose any limits on the amount of loans that may be originated;
             Quantify Coinbase   s loans;
             Describe the purpose of the crypto asset loans you originate and your borrowings, including how the lent or borrowed crypto assets are used;
             Disclose the arrangements for the use of customers    crypto
assets, including whether
             and to what extent they are compensated;
             Further describe the limits you place on the amount of crypto assets lent and/or borrowed based on average daily volume depending on the loan-to-value of the loans and based on market events or catalysts; and Please confirm whether your lending activities solely make use of crypto assets held
             by Coinbase, or whether customer crypto assets are also used in lending activities.
48. We note that you own and/or hold crypto assets on behalf of third parties. To the extent material, please explain whether these crypto assets serve as collateral for any loan, margin, rehypothecation, or other similar activities to which you or your affiliates are a party. If so, identify and quantify the crypto assets used in these financing arrangements and disclose the nature of your relationship for loans with parties other than third parties.
         State whether there are any encumbrances on the collateral. Discuss whether the recent crypto asset market disruption has affected the value of the underlying collateral.
Our platform may be exploited to facilitate illegal activity such as fraud..., page 115

49. We note recent news articles discussing fraudulent tokens that were traded on your Base blockchain. Please update your disclosure and describe any potential material adverse effect these events may have on your business, operating results, financial condition, or cash flows. Additionally, identify the steps, if any, you are taking to remedy these breaches, and material changes, if any, that have been made to your processes in light of these events.
 Brian Armstrong
Coinbase Global, Inc.
September 22, 2023
Page 15
We might require additional capital to support business growth..., page 143

50. We note your disclosure under this heading that you may issue shares of capital stock, including in the form of blockchain tokens, to your customers in connection with customer reward or loyalty programs. Please disclose whether you have any specific plans to issue blockchain tokens in the near term, and whether you have determined the rights and obligations and mechanics of such an issuance.
Form 8-K filed January 10, 2023

Item 2.02. Results of Operations and Financial Condition

51. We note your disclosure that Adjusted EBITDA for the full year ended December 31,
         2022 is expected to be within the negative $500 million loss guardrail that the Company provided in the November 3, 2022 Shareholder Letter. Please tell us your consideration of the required non-GAAP prominence disclosures required by Item 10(e)(1)(i) of
         Regulation S-K for Adjusted EBITDA. Refer to Regulation G and Non-GAAP Financial
         Measures C&DI Question 102.10.
Form 8-K filed May 4, 2023

Item 2.02. Results of Operations and Financial Condition

52. We note your disclosure on page 5 of your Shareholder Letter that in Q1 subscription and services revenue grew 28% Q/Q to $362 million and that when applying constant Q1 average crypto prices to prior quarters, subscription and services revenue would have grown approximately 24% in Q1 compared to Q4. Please provide the required non-
         GAAP disclosures for your constant average crypto price measure. Refer to Non-GAAP
         Financial Measures C&DI Question 104.06, Reg G and Item 10(e) of Regulation S-K.
53. We note from your Q1 2023 earnings transcript on page 1, that you state you had positive adjusted EBITDA in Q1. We also note that you do not mention your net loss for the quarter until page 3. Please tell us, for both your Q1 and Q2 2023 earnings disclosures,
FirstName LastNameBrian Armstrong
       your consideration of the required non-GAAP prominence disclosures required by Item
Comapany   NameCoinbase
       10(e)(1)(i)          Global,
                   of Regulation S-KInc.
                                      for Adjusted EBITDA . Refer to Regulation
G and Non-
       GAAP
September  22,Financial
               2023 PageMeasures
                           15      C&DI Question 102.10.
FirstName LastName
 Brian Armstrong
FirstName LastNameBrian Armstrong
Coinbase Global, Inc.
Comapany 22,
September NameCoinbase
             2023       Global, Inc.
September
Page 16 22, 2023 Page 16
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Michelle Miller at 202-551-3368 or Bonnie Baynes at 202-551-4924 if
you have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Crypto
Assets
cc:      Michael Brown